(The following is an unofficial English translation of the Notice Regarding Resolutions Adopted at the 63rd Ordinary General Meeting of Shareholders of Advantest Corporation (the "Company"). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

                                                                   June 28, 2005

To Our Shareholders

                                                        Toshio Maruyama
                                                        President and CEO
                                                        ADVANTEST CORPORATION
                                                        32-1, Asahi-cho 1-chome,
                                                        Nerima-ku, Tokyo


                     NOTICE REGARDING RESOLUTIONS ADOPTED AT
                     ---------------------------------------
                THE 63rd ORDINARY GENERAL MEETING OF SHAREHOLDERS
                -------------------------------------------------

Dear Sirs and Madams:

        Notice is hereby given that the following matters were presented and resolved at the 63rd ordinary general meeting of shareholders of ADVANTEST CORPORATION (the "Company") that took place today.



Matters reported:

   Item No.1:            Matters concerning the business report, consolidated
                         balance sheets, consolidated statements of income, balance sheets, and statements of income for the 63rd
                         Fiscal Year (from April 1, 2004 to March 31, 2005);

  A presentation on the above documents was given to the shareholders.

   Item No.2:            Matters concerning the acquisition of treasury shares
                         by the Board resolution pursuant to the provisions of the Articles of Incorporation;

  A presentation on the above acquisition was given to the shareholders.

   Item No.3:            Matters concerning the audit of the Company's
                         consolidated statements by an independent auditor and the Board of Corporate Auditors

  A presentation on the audit results was given to the shareholders.



Matters resolved:

   Agenda Item No.1:     Approval of the proposed appropriation of retained
                         earnings for the 63rd fiscal year

   The shareholders resolved to approve, as originally proposed, to distribute a dividend of JPY25 per share.

   Agenda Item No. 2:    Partial amendment of the Articles of Incorporation

   The shareholders resolved to approve the agenda as originally proposed. Details of the amendment are set forth in the pages to follow.


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


                                                                         (Changes are underlined.)
--------------------------------------------------------------------------------------------------
               Before Amendment                                   After Amendment
--------------------------------------------------------------------------------------------------
Article 4.   (Method of Public Notice)            Article 4.   (Method of Public Notice)

      Public notices of the Company shall be           The Company makes public notice by
      --------------------------------------           ----------------------------------
given on the Nikkei issued in Tokyo.              electronic means; provided that it may do so in
------------------------------------              -----------------------------------------------
                                                  the Nikkei, in the event that the Company unable
                                                  ------------------------------------------------
                                                  to make electronic announcements due to
                                                  ---------------------------------------
                                                  unforeseen circumstances or other unavoidable
                                                  and valid reasons.
                                                  ------------------
--------------------------------------------------------------------------------------------------

   A public notice is posted on the Advantest website
   (http://www.advantest.co.jp/investors/).

   Agenda Item No. 3:    Election of seven directors

   The shareholders resolved to approve, as originally proposed, the re-election of Hiroshi Oura,

   Shimpei Takeshita, Toshio Maruyama, Junji Nishiura, Hiroji Agata, Hitoshi Owada and Takashi Tokuno, each of whom have since assumed office.

   Agenda Item No. 4:    Election of one corporate auditor

   The shareholders resolved to approve, as originally proposed, the election of Naoyuki Akikusa,

   who has since assumed office.

   Naoyuki Akikusa is an outside corporate auditor required under Article 18,
   Section 1 of the "Law Concerning Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations".

   Agenda Item No. 5:    Issuance of stock acquisition rights as stock options

   The shareholders resolved to approve, as originally proposed, the issuance of up to 8,000 stock acquisition rights (exercisable for 800,000 shares of the common stock of the Company) for no consideration pursuant to Articles 280-20 and 280-21 of the Commercial Code, which are to be granted to directors, corporate auditors, executive officers and employees of the Company and its domestic and overseas subsidiaries as well as to overseas subsidiaries of the Company.

   Agenda Item No. 6:    Payment of retirement bonuses to a retiring director

   The shareholders resolved to approve, as originally proposed, the payment of retirement bonuses to a retiring director, Mr. Kiyoshi Miyasaka, in accordance with standards established by the Company and in amounts deemed reasonable, and the delegation of the determination to the Board of Directors of the details of such retirement bonuses, including the amounts, times and methods of payment.


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


The following has been decided by resolution at the special meeting of the board subsequent to the shareholders' meeting and at the election by the auditors:

[Board of Directors and Corporate Auditors]

      Shimpei Takeshita, Chairman of the Board (promoted)

      Toshio Maruyama, Representative Board Director

      Hiroshi Oura, Board Director and Senior Executive Advisor

      Junji Nishiura, Board Director

      Hiroji Agata, Board Director

      Hitoshi Owada, Board Director

      Takashi Tokuno, Board Director

      Noboru Yamaguchi, Standing Corporate Auditor

      Tadahiko Hirano, Standing Corporate Auditor

      Naoyuki Akikusa, Corporate Auditor (newly elected)

      Takashi Takaya, Corporate Auditor



[Executive Officers]

      Toshio Maruyama, President and CEO

      Junji Nishiura, Senior Executive Officer

      Hiroji Agata, Senior Executive Officer

      Hitoshi Owada, Managing Executive Officer

      Takashi Tokuno, Managing Executive Officer

      Kenichi Mitsuoka, Managing Executive Officer

      Yuri Morita, Managing Executive Officer

      Jiro Kato, Managing Executive Officer

      Takao Tadokoro, Managing Executive Officer (promoted)

      Hiroyasu Sawai, Managing Executive Officer (promoted)

      Hiroshi Tsukahara, Managing Executive Officer (promoted)

      Masao Shimizu, Executive Officer

      Masao Araki, Executive Officer

      Yuichi Kurita, Executive Officer

      Yoshiro Yagi, Executive Officer

      Hideaki Imada, Executive Officer

      Shinichiro Umeda, Executive Officer

      Akira Hatakeyama, Executive Officer (newly elected)

      Yasuhiro Kawata, Executive Officer (newly elected)

      Takashi Sugiura, Executive Officer (newly elected)

      Shinichiro Kuroe, Executive Officer (newly elected)



      With the introduction of the consolidated financial statements at this meeting, in order to gain further understanding regarding the group, we have combined the fiscal year report that was previously attached to the convocation notice and the business reports previously distributed following the ordinary general shareholders' meeting. Furthermore, please be advised that the report for the 63rd fiscal year will only be sent to those shareholders with less than one trading unit of shares.

o    The payment of dividends for the 63rd Fiscal Year

     Dividends for the 63rd Fiscal Year can be received by presenting the enclosed Notice of Postal Transfer at a nearby post office during the payment period (from June 29, 2005 to July 29, 2005).

     Shareholders who have elected to use bank transfer will find enclosed Dividends Statement and Confirmation of Transfer Account.

o A recorded broadcast of part of the shareholders' meeting (presentation of the Company's business results) will be available on the Company's website starting today.



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